SelectQuote, Inc.
6800 West 115th Street, Suite 2511
Overland Park, Kansas 66211
March 2, 2021
VIA EDGAR AND E-MAIL
Mr. David Lin
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:       SelectQuote, Inc.
Registration Statement on Form S-1
File No. 333-253704
Mr. Lin:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SelectQuote, Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-253704) be accelerated by the U.S. Securities and Exchange Commission to 4:30 PM Eastern Time on March 3, 2021, or as soon as possible thereafter.
The Company hereby authorizes Mark F. Veblen and Kyle M. Diamond of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Veblen at (212) 403-1396 or Mr. Diamond at (212) 403-1077 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.
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Very truly yours,

SelectQuote, Inc.

By:	/s/ Daniel A. Boulware
Name:	Daniel A. Boulware, Esq.
Title:	General Counsel and Secretary

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen
Kyle M. Diamond SelectQuote, Inc. Tim Danker Raffaele Sadun